UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*


                      National Discount Brokers Group, Inc.

                          -----------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01

                          -----------------------------
                         (Title of Class of Securities)


                                   635646 102

                          -----------------------------
                                 (CUSIP Number)

Please send all notices and communications to        with copies to:
DB U.S. Financial Markets Holding Corporation        Cleary, Gottlieb, Steen &
c/o Deutsche Bank AG New York Branch                 Hamilton
31 West 52nd Street, New York, NY 10019              One Liberty Plaza
Attention: General Counsel                           New York, New York 10006
  212-469-5000                                       Attention:
                                                     Janet L. Fisher, Esq.
                                                     212-225-2472

          ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive
                                Notices and Communications)

                                  June 15, 2000

                       --------------------------------------------
                          (Date of Event which Requires
                                 Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 635646 102
         -----------

    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Deutsche Bank AG

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*

            (a) |_|

            (b) |_|

    3       SEC USE ONLY



    4       SOURCE OF FUNDS*

                 WC

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Federal Republic of Germany

                          7     SOLE VOTING POWER
  NUMBER OF SHARES              N/A
  BENEFICIALLY OWNED BY   8     SHARED VOTING POWER
     EACH REPORTING             3,419,582
         PERSON           9     SOLE VOTING POWER
          WITH                  N/A
                         10     SHARED DISPOSITIVE POWER
                                3,419,582

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,419,582+

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|



    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4%++

    14      TYPE OF REPORTING PERSON*
                 HC, BK, CO

-----------------
+ Included in this figure are the securities held by DB U.S. Financial Markets Holding Corporation on the following cover page.

++ Included in this percentage are the securities held by DB U.S. Financial Markets Holding Corporation on the following cover page.

                                  SCHEDULE 13D
CUSIP No. 635646 102
         -----------

    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DB U.S. Financial Markets Holding Corporation, IRS identification number 13-313-1103

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*

            (a) |_|

            (b) |_|

    3       SEC USE ONLY



    4
            SOURCE OF FUNDS*

            AF

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               |_|

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                          7     SOLE VOTING POWER
  NUMBER OF SHARES              N/A
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER
   EACH REPORTING               3,350,000
       PERSON             9     SOLE DISPOSITIVE POWER
        WITH                    N/A

                         10     SHARED DISPOSITIVE POWER
                                3,350,000
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,350,000

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|



    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.0%

    14      TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

     Item 1.   Security and Issuer.
               -------------------

               This statement relates to the common stock, $0.01 par value per share (the "Common Stock") of National Discount Brokers Group, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 10 Exchange Place Centre, 15th Floor, Jersey City, NJ 07302-3913.

     Item 2.   Identity and Background.
               -----------------------

               (a),(b) & (c)

               This statement is being filed by Deutsche Bank AG ("DBAG") and DB U.S. Financial Markets Holding Corporation ("DBUS" and, together with DBAG, the "Reporting Persons").

               The principal business of DBAG is the provision of financial and related services. DBAG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. DBAG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, D60325, Frankfurt am Main, Federal Republic of Germany.

               DBUS is an indirect wholly owned subsidiary of DBAG. The principal business of DBUS is to be a holding company of certain Deutsche Bank businesses. DBUS is organized as a corporation under the laws of the State of Delaware, and the address of its principal place of business is 31 West 52nd Street, New York, NY 10019.

               (d) & (e)

               The attached Schedule A is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

               During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               This Schedule 13D does not describe certain intermediate holding companies within the Deutsche Bank group structure. Such holding companies exercise no material influence over the voting or disposition of the securities covered by this Schedule 13D, except to the extent that they may have officers and directors in common with the companies described herein.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               DBUS acquired 3,000,000 shares of Common Stock on June 15, 2000, at $45.31 per share. The net amount of funds used by DBUS to acquire these shares was $135,930,000.

               All of the funds used by DBUS to acquire the shares were provided to DBUS by DBAG. DBAG provided the funds out of working capital.

     Item 4.   Purpose of Transaction.
               ----------------------

               Securities Purchase Agreement. On May 15, 2000, the Issuer and DBUS entered into a Securities Purchase Agreement, attached hereto as Exhibit 2, pursuant to which, on June 15, 2000, after
               (i) the parties' receipt of approval by their respective boards of directors and the New York Stock Exchange; (ii) the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) the receipt by the Issuer of a fairness opinion with respect to the fairness of the consideration to be received by the Issuer, DBUS purchased an aggregate of 3,000,000 shares of the Issuer. DBUS continues to hold the shares so purchased. The purchased shares were approved for listing on the New York Stock Exchange simultaneously with DBUS' purchase thereof.

               The purchase of the shares was also conditioned on the execution by the parties (or, as applicable, their affiliates) of the agreements and other documents described below, which provide for registration rights with respect to the shares owned by DBAG and its affiliates, certain rights and obligations of DBAG and its affiliates as stockholders of the Issuer and a series of cooperative arrangements between the Issuer and DBUS and their respective affiliates in the area of on-line discount brokerage in the United States and abroad.

               Registration Rights Agreement. Pursuant to a registration rights agreement, dated as of June 15, 2000, attached hereto as Exhibit 3, DBUS and the Issuer, together with Go2Net Inc., a Delaware corporation, Vulcan Ventures Incorporated, a Washington corporation, and IAT Reinsurance Syndicate, Ltd., a Bermuda corporation, agreed that DBUS would be entitled to the following registration rights:

                      (i) Three demand registration rights with respect to all
               shares of the Issuer's common stock owned by DBAG and its affiliates, subject to limitations on the amount of shares to be registered pursuant to each demand, exercisable at any time after the second anniversary of DBUS' purchase of the shares and not more than once in each 12-month period. In circumstances involving a change in law that restricts DBUS' ability to own an interest in the Issuer, DBUS may exercise its demand rights at any time. In circumstances involving a change in control of the Issuer or the failure of the parties to consummate the Worldwide Joint Venture and the European Joint Venture (as defined below), DBUS may exercise its demand rights at any time after the first anniversary of DBUS' purchase of the shares; and

                      (ii) "Piggy-back" registration rights with respect to
               certain registration statements filed by the Issuer on its own behalf or on behalf of other holders of its securities.

               Stockholder Agreement. Pursuant to a stockholder agreement, dated as of June 15, 2000, attached hereto as Exhibit 4 (the "Stockholder Agreement"), DBAG and the Issuer agreed on the terms that would govern the ability of DBAG and its affiliates to take certain actions as a result of their stock interest in the Issuer. The main provisions of the Stockholder Agreement are as follows:

                      (i) The Issuer is prohibited, subject to certain
               exceptions, from selling any of its voting capital stock or common stock equivalents to specified persons at any time or to any other third party if, after giving effect to such sale, the third party would own more than 19.3%, but less than a majority, of the voting capital stock of the Issuer on a fully diluted basis;

                      (ii) If at any time the Issuer issues or sells common
               stock to third parties otherwise than pursuant to (A) a pro rata distribution to stockholders; (B) the exercise of rights distributed on a pro rata basis to stockholders; or (C) any compensation plan of the Issuer, DBAG and its affiliates are entitled (subject to receipt of regulatory and other approvals and certain other conditions) to purchase shares of common stock from the Issuer at a formula price based on the then prevailing market prices in an amount sufficient to preserve DBAG's then aggregate ownership interest in the Issuer;

                      (iii) DBAG is entitled to one seat on the board of directors of the Issuer;

                      (iv) DBAG and its affiliates are subject to restrictions
               on the manner in which they may vote their shares so long as they own at least 10% of any class of the Issuer's voting capital stock. In general, these restrictions require that DBAG and such affiliates vote in favor of management proposals or that they vote their shares in proportion to the vote of all other stockholders of the Issuer;

                      (v) the Issuer is subject to restrictions on its ability
               to adopt "poison pills" or any other anti-takeover device not requiring shareholder approval that would prevent DBAG from exercising its rights to acquire shares (excluding shares held in a fiduciary capacity) in an amount representing in the aggregate 19.3% of the voting capital stock of the Issuer (or such lesser percentage as may result following any sale by DBAG and its affiliates of their interest in the Issuer or the occurrence of certain other events) or the right of DBAG or any of its affiliates to commence a tender offer for not less than 81% of the Issuer's voting capital stock;

                      (vi) DBAG and its affiliates are subject to limitations on their right to transfer their interest in the Issuer, including a right of first offer in favor of the Issuer, in the case of public sales by DBAG or any of its affiliates, and a right of refusal in favor of the Issuer in the case of private sales or sales pursuant to Rule 144 under the Securities Act of 1933;

                      (vii) DBAG and its affiliates are subject to a
               "standstill" provision limiting their aggregate ownership interest in the Issuer (excluding shares held in a fiduciary capacity and shares owned or acquired in certain other limited circumstances) to a maximum of 19.3% of the outstanding voting capital stock of the Issuer. This percentage is subject to reduction (but in no event below 10%) if DBAG or such affiliates sell any of their interest in the Issuer. In addition, upon a self-tender or other reduction in the outstanding common stock of the Issuer, DBAG and its affiliates are obligated, subject to certain exceptions, to resell shares to the Issuer so that their aggregate percentage interest in the Issuer does not exceed 19.3% (or such lesser percentage as described above). The Issuer is obligated to obtain an identical covenant from other third party owners of at least 10% of its common stock or common stock equivalents, subject to certain exceptions, in the absence of which the resale obligation of DBAG and its affiliates ceases to be effective; and

                      (viii) DBAG and its affiliates are prohibited from
               acquiring securities or assets of the Issuer, except as expressly authorized in the Stockholder Agreement, and from participating in proxy contexts or similar actions, whether individually or as part of a group.

               The obligations described in clauses (i) and (ii) above are terminable by the Issuer in certain circumstances, as more fully set forth in the Stockholder Agreement, involving (A) the failure of the parties to consummate the European Joint Venture and the Worldwide Joint Venture within a specified time; (B) the termination by DBAG of any of the cooperative agreements (including the European Joint Venture and the Worldwide Joint Venture) between the parties without "cause"; (C) sales by DBAG or its affiliates of shares of the Issuer otherwise than as a result of a change in law or as required by the Stockholder Agreement; (D) sales by DBAG and its affiliates of shares of the Issuer as a result of a change in law such that their aggregate interest in the Issuer is less than 10%; (E) the willful violation without cure by DBAG of certain of its obligations under the Stockholder Agreement, in which event the obligation of the Issuer to nominate DBAG's designee as a member of the board of directors of the Issuer is also terminable; and (F) the occurrence of certain other events.

               The obligations described in clauses (vii) and (viii) above (as well as certain other provisions) are terminable by DBAG upon (A) any tender offer approved by the Issuer's board of directors; (B) the liquidation of the Issuer, the sale of all or substantially all of its assets and certain mergers and consolidations of the Issuer; (C) the willful violation without cure by the Issuer of certain of its obligations under the Stockholder Agreement; (D) a tender offer by DBAG or any of its affiliates for at least 81% of the voting capital stock of the Issuer; and (E) the occurrence of certain other events.

               Underwriting Agreement. Pursuant to the terms of a letter agreement between the Issuer and DBAG, dated as of June 15, 2000, attached hereto as Exhibit 5, and as more fully set forth therein, DBAG agreed that, insofar as any affiliate of DBAG or any of its affiliates is the managing underwriter for an initial public offering of equity securities and seeks to distribute in the United States through a U.S. on-line discount broker any portion of such equity securities allotted to DBAG or such affiliate, DBAG or such affiliate will use the Issuer (or one or more of its subsidiaries) as its exclusive on-line discount broker for such purpose, subject to limited exceptions.

               Research Agreement. Pursuant to the terms of a research distribution agreement between National Discount Brokers Corporation ("NDBC"), a New York corporation and a wholly owned subsidiary of the Issuer, dated as of June 15, 2000, attached hereto as Exhibit 6, and as more fully set forth therein, DBAG and certain of its affiliates appointed NDBC as the exclusive U.S. on-line discount broker for purposes of distributing research prepared by the Global Corporates & Institutions Division (or any successor division) of DBAG for distribution to retail investors in the United States, subject to limited exceptions.

               European Joint Venture. Pursuant to a termsheet between the Issuer and DBAG, dated as of June 15, 2000, attached hereto as
               Exhibit 7, and as more fully set forth therein, the Issuer and DBAG or one or more of their respective affiliates agreed that they will negotiate a joint venture for the provision of on-line discount brokerage services to retail investors in the EJV Territory. The "EJV Territory" comprises Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The termsheet is non-binding, except that the parties agreed on a binding basis to negotiate exclusively with each other for a period of one year, subject to limited exceptions.

               Worldwide Joint Venture. Pursuant to termsheet between the Issuer and DBAG, dated as of June 15, 2000, attached hereto as Exhibit 8, and as more fully set forth therein, the Issuer and DBAG or one or more of their respective affiliates agreed to negotiate a worldwide joint venture for the provision of on-line discount brokerage services for equity securities to retail investors in countries and territories around the world except for the United States and the EJV Territory. The termsheet is non-binding, except that the parties agreed on a binding basis to negotiate exclusively with each other for a period of one year, subject to limited exceptions.

               Other. Except as set forth in this Item 4, DBAG has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
               Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) & (b) As of June 15, 2000, the aggregate number of securities beneficially owned by DBUS is 3,350,000. This represents 19.0% of the Issuer's outstanding securities. DBUS shares voting and dispositive power over all 3,350,000 shares with its parent company, DBAG. As of June 15, 2000, DBAG owns an additional 18,700 shares of the Issuer through its indirect wholly owned subsidiary Deutsche Bank Securities, Inc. and 50,882 shares of the Issuer through its indirect wholly owned subsidiary Bankers Trust Company. In the aggregate, this represents 0.4% of the Issuer's outstanding securities.

               (c) Except for the transaction described herein, there were no transactions effected in the past sixty days in this class of securities by DBUS or DBAG.

     Item 6.   Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               -----------------------------------

               Except as listed in Item 4, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals identified in Schedule A has a contract, arrangement, understanding or relationship with any other person regarding any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Item 7.   Material to be filed as Exhibits.
               --------------------------------

               See Exhibit Index attached hereto.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 23, 2000

                                               DEUTSCHE BANK AG


                                               By: /s/ Dieter Eisele
                                                   -----------------
                                                  Name:  Dr. Dieter Eisele
                                                  Title: Group Head of
                                                         Compliance


                                               By: /s/ Christoph Kirschhofer
                                                   -------------------------
                                                  Name:  Christoph Kirschhofer
                                                  Title: Director

                                  Exhibit Index
                                  -------------

1.      Consent of DB U.S. Financial Markets Holding Corporation.

2.      Securities Purchase Agreement.

3.      Registration Rights Agreement.

4.      Stockholder Agreement.

5.      Underwriting Agreement.

6.      Research Agreement.

7.      European Joint Venture Term Sheet.

8.      Worldwide Joint Venture Term Sheet.

                                                                      SCHEDULE A
                                                                      ----------


     Each person named below is a director or executive officer the Reporting Persons, whose principal business is described above in Item 2.


Deutsche Bank AG
----------------

                                                            Present Principal
Name and Citizenship       Business Address            Occupation or Employment
--------------------       ----------------            ------------------------

Dr. Josef Ackermann        Deutsche Bank AG            Member of the Board of
Swiss                      Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Carl L. Von Boehm-Bezing   Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Clemens Borsig             Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Dr. Rolf-E. Breuer         Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Michael Dobson             Deutsche Bank AG            Member of the Board of
United Kingdom             Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Dr. Michael Endres         Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Dr. Thomas R. Fischer      Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Dr. Tessen von Heydebreck  Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Dr. Jurgen Krumnow         Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Georg Krupp                Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Hermann-Josef Lamberti     Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Edison Mitchell            Deutsche Bank AG            Member of the Board of
USA                        Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Michael Phillip            Deutsche Bank AG            Member of the Board of
USA                        Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Dr. Ronaldo H. Schmitz     Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Dr. Josef Ackermann        Deutsche Bank AG            Member of the Board of
Swiss                      Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

Dr. Ulrich Weiss           Deutsche Bank AG            Member of the Board of
German                     Taunusanlage 12             Managing Directors,
                           60325 Frankfurt             Deutsche Bank AG
                           The Federal Republic of
                           Germany

DB U.S. Financial Markets Holding Corporation
---------------------------------------------
                                                            Present Principal
Name and Citizenship    Business Address            Occupation or Employment
--------------------    ----------------            ------------------------
Douglas R. Barnard      DB U.S. Financial Markets   Director and Vice President
USA                     Holding Corporation         and Chief Financial Officer
                        31 West 52nd Street
                        New York, NY  10019

Richard W. Ferguson     DB U.S. Financial Markets   Director and Vice President
USA                     Holding Corporation         and Treasurer
                        31 West 52nd Street
                        New York, NY  10019

Donald J. Jones         DB U.S. Financial Markets   Director
USA                     Holding Corporation
                        130 Liberty Street
                        New York, NY  10006

John A. Ross            DB U.S. Financial Markets   Director and President and
USA                     Holding Corporation         Chief Executive Officer
                        31 West 52nd Street
                        New York, NY  10006

James T. Byrne, Jr.     DB U.S. Financial Markets   Managing Director and
USA                     Holding Corporation         Secretary
                        130 Liberty Street
                        New York, NY  10006